UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
Commission File Number: 001-12227
The Shaw Group Inc. 401(k) Plan
(Full Title of the Plan)
The Shaw Group Inc.
(Name of Issuer)
4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of Principal Executive Office)

THE SHAW GROUP INC. 401(K) PLAN
DECEMBER 31, 2005 AND 2004
BATON ROUGE, LOUISIANA

Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Shaw Group Inc. 401(k) Plan
Baton Rouge, Louisiana
We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Respectfully submitted,
Baton Rouge, Louisiana
June 1, 2006

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
ASSETS

	2005	2004
Investments, at Fair Value:
Common Collective Trust Funds	$99,560,143	$83,323,963
Mutual Funds	213,347,657	170,846,613
Common Stock of the Plan Sponsor	32,303,190	19,808,781
Loans to Participants	6,642,413	5,414,473

Total Investments	351,853,403	279,393,830

Receivables:
Participants’ Contributions	1,778,634	1,676,999
Employer Contributions	540,467	572,691

Total Receivables	2,319,101	2,249,690

Total Assets	354,172,504	281,643,520

LIABILITIES

Liabilities:
Excess Contributions Payable	268,491	—

Net Assets Available for Benefits	$353,904,013	$281,643,520

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$10,535,048	$6,070,982

Contributions:
Participants	46,975,274	45,165,895
Employer	13,915,024	13,402,195
Rollovers	3,237,342	65,548,883

	64,127,640	124,116,973

Net Appreciation in Fair Value:
Common Collective Trust Funds	1,889,843	2,967,649
Mutual Funds	8,423,034	10,735,886
Common Stock of the Plan Sponsor	12,553,542	4,996,049

	22,866,419	18,699,584

Transfers to the Plan	567,549	1,768,335

Total Additions	98,096,656	150,655,874

Deductions from Net Assets Attributed to:
Benefit Payments	25,136,742	20,265,628
Administrative Expenses	551,863	415,441

	25,688,605	20,681,069

Transfers from the Plan	147,558	3,646,182

Total Deductions	25,836,163	24,327,251

Net Increase	72,260,493	126,328,623

Net Assets Available for Benefits at Beginning of Year	281,643,520	155,314,897

Net Assets Available for Benefits at End of Year	$353,904,013	$281,643,520

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
Note 1 — Description of Plan —
The following description of The Shaw Group Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).
General
The Plan is a defined contribution plan covering all employees not covered by a collective bargaining agreement of The Shaw Group Inc. who are age 21 or older. The entry date of the Plan is the employee’s date of hire, and the employee is eligible to participate once he has completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 2004, certain hourly employees of the Company became participants in a separate plan and are no longer participants in The Shaw Group Inc. 401(k) Plan. Plan assets of approximately $3.3 million were transferred to this new plan, The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees.
During 2002, the Company acquired substantially all of the assets of the IT Group, Inc. and its subsidiaries. During the year ended December 31, 2004, the IT Corporation Retirement Savings Plan (IT Plan) was terminated and the Plan received rollover contributions from the IT Plan participants. This event accounts for substantially all of the Rollovers included in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004.
Contributions
Participants may elect to contribute up to 50% of their pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.
The Company provides a matching contribution on behalf of each participant, who has completed one year of service, equal to 50% of the participant’s compensation deferral not to exceed 6% of the participant’s compensation. In addition, the Company may elect to make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2005 and 2004.
Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code (the Code). Excess contributions will be refunded so that the Plan complies with the regulations of the Code.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures of terminated participants’ nonvested account balances are used to reduce employer contributions. Forfeited nonvested balances at December 31, 2005 and 2004 totaled $148,995 and $255,314, respectively. In 2005 and 2004, employer contributions were reduced by forfeitures of $378,032 and $538,134, respectively.
Vesting
Participants are immediately vested in their contributions plus any actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus any actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.
Loans to Participants
Loans to participants are permitted under the plan, subject to the provisions of ERISA. Loans are limited to 50% of a participant’s vested account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.
Payments of Benefits
Upon termination of service, a participant with a vested balance greater than $5,000 may elect to receive either a lump-sum amount or an annuity equal to the value of the participant’s account. Those participants with balances less than $5,000 receive lump-sum amounts. A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.
Transfers to/from the Plan
In conjunction with the Company’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to roll over their accounts into the Plan. Such rollovers are included in Rollover Contributions in the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired company plans, plan assets transferred out of the Plan due to divestitures, and plan assets transferred into and out of the Plan from and to other Company sponsored qualified plans as a result of employee status changes are included in Transfers in the accompanying Statement of Changes in Net Assets Available for Benefits.

Note 2 — Summary of Significant Accounting Policies —
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Administrative Expenses
The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, and recordkeeping fees) of the Plan. If such expenses are not paid by the plan sponsor, they are paid out of plan assets. Certain administrative expenses of the Plan were paid by the Company for the years ended December 31, 2005 and 2004.
Investments
Participants can direct all employee and employer contributions to be invested in the various common collective trust funds, mutual funds, or in the common stock of The Shaw Group Inc.
The common collective trust funds are valued based on the daily net asset value for each fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. The common stock of The Shaw Group Inc. is valued at its market price as quoted on the New York Stock Exchange. Loans to participants are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan provides for various investment options in any combination of common collective trust funds, mutual funds and common stock of the Company. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Reclassifications
Certain reclassifications have been made to the 2004 amounts to conform to the 2005 financial statement presentation.
Note 3 — Plan Termination —
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Note 4 — Investments —
The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets:

	2005	2004
AMVESCAP National Trust Company (AMVESCAP)
Common Collective Trust Funds:
Stable Value Trust	$72,090,727	$58,742,058
500 Index Trust	16,539,649	15,228,446

Mutual Funds:
AIM Dynamics Fund	19,628,010	17,822,997
American Funds Growth Fund	24,137,756	18,887,969
AIM Basic Value	19,654,143	18,549,719
MFS Total Return	16,213,262	15,016,859
Brandywine	19,429,131	14,483,943
American Funds AMCAP	19,288,683	17,803,615

Common Stock:
The Shaw Group Inc.	32,303,190	19,808,781
Note 5 — Tax Status —
The Company has received a favorable determination letter from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.
Note 6 — Party-in-Interest Transactions —
Certain plan investments are held in a trust fund managed by AMVESCAP. Since AMVESCAP National Trust Company is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan. The Plan also invests in the common stock of The Shaw Group Inc. These transactions also qualify as party-in-interest transactions.

Note 7 — Reconciliation of Financial Statements to Schedule H of Form 5500 —
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31, 2005:

Net assets available for benefits per the financial statements	$353,904,013

Amounts allocated to withdrawing participants	(560,451)

Net assets available for benefits per Schedule H to the Form 5500	$353,343,562

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

Benefits paid to participants per financial statements	$25,136,742

Add: Amounts allocated to withdrawing participants at December 31, 2005	560,451

Less: Amounts allocated to withdrawing participants at December 31, 2004	(65,359)

Benefits paid to participants per Schedule H of Form 5500	$25,631,834

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.
Note 8 — Excess Contributions —
For the year ended December 31, 2005, excess deferral contributions were required to be returned to certain participants in order to satisfy the relevant nondiscrimination provisions of the plan. Contributions were reduced by $268,491 of excess deferral reimbursements made prior to March 15, 2006 and are included in the Plan’s Statement of Net Assets Available for Benefits as excess contributions payable at December 31, 2005.

SUPPLEMENTAL SCHEDULE

THE SHAW GROUP INC. 401(K) PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 72-1106167 PN: 001
DECEMBER 31, 2005

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par or Maturity Value	Cost(1)	Value
*AMVESCAP National Trust Company
Common Collective Trust Funds:
International Equity Trust	379,637.6156 Units		$10,929,767
500 Index Trust	507,974.4992 Units		16,539,649
Stable Value Trust	72,090,726.8281 Units		72,090,727

			99,560,143

Mutual Funds:
AIM Dynamics Fund	1,077,869.8269 Units		19,628,010
Janus Mid Cap Value	779,533.1166 Units		17,399,179
Brandywine	624,931.8318 Units		19,429,131
American Funds Growth Fund	791,401.8382 Units		24,137,756
AIM Small Cap Growth	90,705.8575 Units		2,495,318
AIM Basic Value	574,346.6622 Units		19,654,143
PIMCO Total Return	1,188,773.6375 Units		12,482,123
American Funds AMCAP	1,018,947.8353 Units		19,288,683
MFS Total Return	1,054,864.1490 Units		16,213,262
Royce Low Priced Stock	614,956.2133 Units		9,550,270
Dodge & Cox Income	249,067.4649 Units		3,123,306
Loomis Sayles High Income	298,757.4010 Units		2,198,854
PIMCO High Yield Fund	642,663.9435 Units		6,246,694
Dodge & Cox Common Stock	88,383.4296 Units		12,127,974
MFS Value Fund	140,549.8751 Units		3,253,730
Dreyfus Premier New Leaders	43,791.3440 Units		2,059,069
Baron Growth	218,119.3761 Units		9,902,620
Artisan International	157,768.8003 Units		3,993,128
American Century Real Estate	237,595.5977 Units		6,056,311
American Century Conservative	81,772.5000 Units		449,749
American Century Moderate	90,529.6961 Units		610,170
American Century Aggressive	173,323.2827 Units		1,364,054
Long Leaf Partners Fund	54,379.1841 Units		1,684,123

			213,347,657

*Common Stock:
The Shaw Group Inc.	1,069,792 Shares		32,303,190

*Loans to Participants	Maturities to October 2015, at interest
	Rates Ranging from 5.0% to 10.5%		6,642,413

			$351,853,403

*Indicates party-in-interest to the Plan.

(1)	Not required as investments are participant directed.
See auditor’s report.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	THE SHAW GROUP INC. 401(k) PLAN THE SHAW GROUP INC., PLAN ADMINISTRATOR
	By:	/s/ Gary P. Graphia
		Name:	Gary P. Graphia
		Title:	Secretary and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm